SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

 ConclusionBased on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as at March 31, 2026, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.  São Paulo, May 14, 2026.  KPMG Auditores Independentes Ltda.CRC 2SP-014428/O-6   João Paulo Dal Poz AloucheAccountant CRC 1SP245785/O-2ConclusionBased on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as at March 31, 2026, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.  São Paulo, May 14, 2026.  KPMG Auditores Independentes Ltda.CRC 2SP-014428/O-6   João Paulo Dal Poz AloucheAccountant CRC 1SP245785/O-2

KPMG

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400 - Conjunto Térreo ao 801 – parte,
Chácara Santo Antônio, CEP 04719-911, São Paulo - SP
Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone 55 (11) 3940-1500
kpmg.com.br

Independent Auditors' report on review of Interim Condensed Consolidated Financial Statements

To the Board of Directors and Shareholders of
Nu Holdings Ltd.
Cayman Islands

Introduction
We have reviewed the accompanying interim condensed consolidated statement of financial position of Nu Holdings Ltd. ("Company") as at March 31, 2026, the interim condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34, 'Interim Financial Reporting'. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review
We conducted our review in accordance with Brazilian and International Standards on Review Engagements (*NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

3

KPMG

São Paulo, May 14, 2026.

João Paulo Dal Poz Alouche
Accountant CRC 1SP245785/O-2

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

4

Unaudited Interim Condensed Consolidated Statements of Income
For the three-month period ended March 31, 2026 and 2025

(In thousands of U.S. Dollars, except earnings per share)

	Note	03/31/2026	03/31/2025

Interest income and gains net of losses on financial instruments	6	4,275,313	2,732,136
Fee and commission income	6	692,654	515,553
Total revenue		4,967,967	3,247,689
Interest and other financial expenses	6	(1,269,184)	(896,204)
Transactional expenses	6	(115,886)	(58,488)
Expected credit loss	7	(1,718,015)	(973,544)
Total cost of financial and transactional services provided		(3,103,085)	(1,928,236)
Gross profit		1,864,882	1,319,453

Operating (expenses) income
Customer support and operations	8	(204,874)	(151,475)
General and administrative expenses	8	(492,040)	(289,823)
Marketing expenses	8	(62,893)	(44,097)
Other expenses	8	(169,776)	(106,910)
Other income	8	20,042	69,055
Total operating (expenses) income		(909,541)	(523,250)

Share of loss in associates	18	(1,035)	(1,130)

Income before income taxes		954,306	795,073

Income taxes	30	(82,875)	(237,865)

Net income for the period		871,431	557,208
Net income attributable to shareholders of the parent company		872,056	557,203
Net income (loss) attributable to non-controlling interests		(625)	5

Earnings per share – Basic	9	0.1796	0.1157
Earnings per share – Diluted	9	0.1776	0.1139
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,856,189	4,816,294
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,910,266	4,892,628

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of
Comprehensive Income

For the three-month period ended March 31, 2026 and 2025

(In thousands of U.S. Dollars)

	Note	03/31/2026	03/31/2025

Net income for the period		871,431	557,208

Other comprehensive income:
Effective portion of changes in fair value		(25,234)	8,333
Changes in fair value reclassified to profit or loss		10,206	(35,619)
Deferred income taxes		4,543	4,923
Cash flow hedge	20	(10,485)	(22,363)

Effective portion of changes in fair value		(64,573)	-
Net investment hedge	20	(64,573)	-

Changes in fair value		1,451	8,321
Deferred income taxes		(1,389)	(4,111)
Financial assets at fair value through other comprehensive income		62	4,210

Currency translation on foreign entities		442,630	365,659

Total other comprehensive income (loss) that are or may be reclassified subsequently to profit or loss		367,634	347,506

Changes in fair value - own credit adjustment		-	20
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		-	20
Total other comprehensive income (loss), net of tax		367,634	347,526
Total comprehensive income for the period, net of tax		1,239,065	904,734
Total comprehensive income attributable to shareholders of the parent company		1,239,690	904,729
Total comprehensive income attributable to non-controlling interests		(625)	5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Unaudited Interim Condensed Consolidated Statements of
Financial Position

As of March 31, 2026 and December 31, 2025

(In thousands of U.S. Dollars)

	Note	03/31/2026	12/31/2025

Assets
Cash and cash equivalents	11	13,920,432	15,003,643
Financial assets at fair value through profit or loss		1,546,311	1,140,671
Securities	12	1,160,009	1,059,923
Derivatives	20	386,302	80,748
Financial assets at fair value through other comprehensive income		11,367,118	12,157,076
Securities	12	11,367,118	12,157,076
Financial assets at amortized cost		44,682,618	41,518,114
Credit card receivables	13	20,187,218	18,267,904
Loans to customers	14	10,968,766	9,421,458
Compulsory and other deposits at central banks	15	9,195,997	9,537,788
Securities	12	3,369,572	3,141,504
Other receivables	16	829,192	1,000,683
Other financial assets		131,873	148,777
Other assets	17	1,685,842	1,403,870
Deferred tax assets	30	2,971,664	2,510,967
Investments in associates	18	97,667	98,702
Right-of-use assets		40,237	22,244
Property, plant and equipment		34,955	27,550
Intangible assets	19	700,192	601,669
Goodwill	19	409,371	409,371
Total assets		77,456,407	74,893,877

7

Unaudited Interim Condensed Consolidated Statements of
Financial Position

As of March 31, 2026 and December 31, 2025

(In thousands of U.S. Dollars)

	Note	03/31/2026	12/31/2025

Liabilities
Financial liabilities at fair value through profit or loss		370,865	65,969
Derivatives	20	345,443	65,969
Obligations for quotas of investment funds		25,422	-
Financial liabilities at amortized cost		62,610,435	60,741,103
Deposits	22	42,448,121	41,925,101
Payables to network	23	14,409,716	13,633,949
Borrowings and financing	24	4,504,241	4,398,216
Repurchase agreements	21	1,248,357	783,837
Salaries, allowances and social security contributions		222,890	236,565
Tax liabilities	30	494,402	1,424,118
Lease liabilities		49,419	29,197
Provisions and contingent liabilities	25	38,488	30,920
Deferred income	26	83,714	77,521
Other liabilities	27	994,368	966,922
Total liabilities		64,864,581	63,572,315

Equity
Share capital	31	84	84
Share premium reserve	31	5,063,185	5,062,464
Retained earnings	31	7,342,174	6,412,700
Other comprehensive income (loss)	31	183,334	(184,300)
Equity attributable to shareholders of the parent company		12,588,777	11,290,948
Equity attributable to non-controlling interests		3,049	30,614
Total equity		12,591,826	11,321,562
Total liabilities and equity		77,456,407	74,893,877

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the three-month period ended March 31, 2026 and 2025

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
						Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Retained earnings	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Net investment hedge	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2025		84	5,062,464	6,412,700	(196,018)	(4,076)	15,296	-	498	11,290,948	30,614	11,321,562
Net income for the period		-	-	872,056	-	-	-	-	-	872,056	(625)	871,431
Share-based compensation, net of shares withheld for employee taxes	10	-	-	57,418	-	-	-	-	-	57,418	-	57,418
Shares issued on business acquisition	31	-	625	-	-	-	-	-	-	625	-	625
Stock options exercised	31	-	96	-	-	-	-	-	-	96	-	96
Movements in non-controlling interests		-	-	-	-	-	-	-	-	-	(26,940)	(26,940)
Other comprehensive income, net of tax	31
Cash flow hedge		-	-	-	-	(10,485)	-	-	-	(10,485)	-	(10,485)
Net investment hedge		-	-	-	-	-	-	(64,573)	-	(64,573)	-	(64,573)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	62	-	-	62	-	62
Currency translation on foreign entities		-	-	-	442,630	-	-	-	-	442,630	-	442,630
Balances as of March 31, 2026		84	5,063,185	7,342,174	246,612	(14,561)	15,358	(64,573)	498	12,588,777	3,049	12,591,826

9

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the three-month period ended March 31, 2026 and 2025

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Retained earnings	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076
Net income for the period		-	-	557,203	-	-	-	-	557,203	5	557,208
Share-based compensation, net of shares withheld for employee taxes	10	-	-	55,714	-	-	-	-	55,714	-	55,714
Shares issued on business acquisition	31	-	779	-	-	-	-	-	779	-	779
Stock options exercised	31	-	398	-	-	-	-	-	398	-	398
Movements in non-controlling interests		-	-	-	-	-	-	-	-	216	216
Other comprehensive income or loss, net of tax	31
Cash flow hedge		-	-	-	-	(22,363)	-	-	(22,363)	-	(22,363)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	4,210	-	4,210	-	4,210
Currency translation on foreign entities		-	-	-	365,659	-	-	-	365,659	-	365,659
Own credit adjustment		-	-	-	-	-	-	20	20	-	20
Balances as of March 31, 2025		84	5,054,953	4,033,513	(497,318)	387	15,792	498	8,607,909	1,008	8,608,917

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

10

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three-month period ended March 31, 2026 and 2025

(In thousands of U.S. Dollars)

	Note	03/31/2026	03/31/2025

Cash flows from operating activities
Reconciliation of net income to net cash flows from operating activities:
Net income for the period		871,431	557,208
Adjustments:
Depreciation and amortization	8	34,364	21,322
Expected credit loss		1,874,163	1,074,571
Deferred income taxes	30	(319,771)	156,751
Provisions and contingent liabilities	25	6,906	960
Unrealized (gains) losses on financial instruments		23,089	(16,314)
Interest accrued		115,531	47,623
Share-based compensation		82,408	77,785
Share of loss in associates	18	1,035	1,130
Others		24,705	(2,121)
		2,713,861	1,918,915

Changes in operating assets and liabilities:
Securities		451,368	335,731
Credit card receivables		(4,241,128)	(2,750,317)
Loans to customers		(3,774,595)	(2,790,768)
Other receivables		162,174	512,972
Compulsory and other deposits at central banks		336,881	(616,755)
Other assets		(265,418)	(467,161)
Deposits		515,507	2,643,104
Payables to network		758,159	734,894
Deferred income		6,104	13,483
Other liabilities		924,129	878,488
Interest paid		(85,040)	(20,360)
Income tax paid		(1,527,621)	(1,172,936)
Interest received		2,811,685	1,866,055
Cash flows generated from (used in) operating activities		(1,213,934)	1,085,345

11

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three-month period ended March 31, 2026 and 2025

(In thousands of U.S. Dollars)

	Note	03/31/2026	03/31/2025

Cash flows in investing activities
Acquisition of property, plant and equipment		(4,515)	(2,400)
Acquisition and development of intangible assets		(70,732)	(80,115)
Others		-	1,130
Cash flow generated from (used in) investing activities		(75,247)	(81,385)

Cash flows in financing activities
Proceeds from borrowings and financing	24	123,668	187,171
Payments of borrowings and financing	24	(201,570)	(355,041)
Lease payments		(2,167)	(1,728)
Exercise of stock options	31	(96)	398
Cash flows generated from (used in) financing activities		(80,165)	(169,200)
Change in cash and cash equivalents		(1,369,346)	834,760

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	15,003,643	9,185,742
Foreign exchange rate changes on cash and cash equivalents		286,135	263,505
Cash and cash equivalents - end of the period	11	13,920,432	10,284,007
Increase (decrease) in cash and cash equivalents		(1,369,346)	834,760

Non-cash transactions
Shares issued on business acquisition		625	75,308

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Nu Holdings Ltd.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers. The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of March 31, 2026, its significant operating subsidiaries were:

•	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account, and participation in other companies as a partner or shareholder. Its main products include a Mastercard international credit card, managed via a smartphone app, and the NuAccount, a 100% digital smartphone app, maintenance-free prepaid account which also includes features of a traditional bank account, such as PIX (electronic transfers), bill payments, and ATM withdrawals.
•	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary domiciled in Brazil, with personal loans and retail deposits as its main products. It offers customizable loans with transparent terms and conditions managed via a smartphone app, allowing 24/7 issuance, repayment, and prepayments through NuAccount. Additionally, Nu Financeira issues Bank Deposit Receipts (RDB) to NuAccount holders with daily liquidity and a defined maturity date, and provides credit to Nu Pagamentos credit card holders for overdue invoices and revolving credit.
•	Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos"), is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer in Brazil.
•	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera"), is an indirect subsidiary domiciled in Mexico. Nu Mexico Financiera is engaged in the issuance and administration of credit cards and offers deposits as its main products. Also, Nu Mexico Financiera provides customers in Mexico the opportunity to obtain loans. Customers also have access to the NuAccount, a 100% digital prepaid account available via a smartphone app, which includes features of a traditional bank account. Additionally, on April 24, 2025, Nu Mexico Financiera received regulatory approval from the Comisión Nacional Bancaria y de Valores (CNBV), in coordination with Banxico and the Mexican Ministry of Finance (SHCP), to begin the process of converting into a bank. By obtaining such a license, the Group intends to expand its portfolio of credit and other financial products in Mexico.
•	Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia") is an indirect subsidiary domiciled in Colombia. Nu Colombia is engaged in the issuance and administration of credit cards and NuAccount, which is a 100% digital pre-paid account offered via a smartphone app, which also includes features of a traditional bank account.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Nu’s business plan provides for the continued growth of its Brazilian, Mexican, and Colombian operations, both through the expansion of its existing product lines, including, credit card, personal loans, investments, and insurance, as well as the introduction of new products. The business plan also contemplates the potential international expansion into new geographies as part of the Group's long-term growth strategy. Accordingly, these unaudited interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

On January 29, 2026, Nu received conditional approval from the Office of the Comptroller of the Currency (“OCC”) of the United States for the formation of a national bank. The conditional approval is aligned with the Company's strategy to expand its operations and product offerings in the United States. Once the OCC's conditions are satisfied and final approval is granted, the national bank charter will enable Nubank to operate under a comprehensive federal regulatory framework and facilitate the offering of deposit accounts, credit cards, lending products and digital-asset custody services.

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on May 14, 2026.

Seasonality

The Company’s business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, Nu benefits from higher purchase volume and related revenue in the fourth quarter of the year due to the holiday season. However, Nu’s high historical growth has masked this seasonality in the past, and this may become more pronounced in the future. As a result of seasonality fluctuations caused by these and other factors, comparisons of the results of operations across different periods may not be accurate indicators of future performance. As the Company diversify its business across product lines, seasonality may be reduced.

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards – Accounting Standards (IFRS - Accounting Standards) as issued by International Accounting Standards Board (“IASB”). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Group's financial position and performance since the issuance of its last annual financial statements.

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

i) Nu Holding's functional and presentation currency

Nu Holdings does not have any direct customers, and its main direct activities are (i) investing in the operating entities in Brazil, Mexico, Colombia, as well as in other countries, (ii) financing, either equity or debt, and (iii) the payment of certain general and administrative expenses. As a result, these are considered its primary and secondary activities, and all of them are substantially based in US Dollars (“US$”), which was selected as the functional and presentation currency of Nu Holdings.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

ii) Subsidiary's functional currency

For each subsidiary of the Group, the Company determines the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“functional currency”). Items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of the Brazilian operating entities is the Brazilian real, the Mexican entities is the Mexican peso, and the Colombian entity is the Colombian peso.

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

● Foreign currency transactions are translated to the subsidiaries’ functional currency at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under “Other expenses” or “Other income” in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

● The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ is recognized in the consolidated statements of comprehensive income ("OCI") as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

● Assets and liabilities are converted into US$ at the exchange rate at the reporting date;

● Equity is translated into US$ at historical cost;

● Revenues and expenses are translated using a monthly average exchange rate; and

● Statements of cash flow items are translated into US$ using the average exchange rate for the reporting period.

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

b) New or revised accounting pronouncements and relevant matters adopted in 2026:

The following new or revised accounting standards issued by IASB, were effective for the period covered by these unaudited interim condensed consolidated financial statements and had no significant impact.

•	Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9).
•	Annual Improvements to IFRS Accounting Standards (Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7).

c) Other new or revised accounting pronouncements issued but not yet effective:

These amendments are effective as of January 1, 2027. Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the Group's unaudited interim condensed consolidated financial statements.

•	Presentation and Disclosures in Financial Statements (IFRS 18):

The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the statement of income by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. It also requires the disclosure of management-defined performance measures (MPMs) in a single note within the financial statements. These amendments will take effect on January 1, 2027. The Group is reviewing the impacts of the new standard, and structuring action plans for its adoption.

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of income from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

					Interest in total capital %
Entity	Control	Principal activities	Functional currency	Country	03/31/2026	12/31/2025
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations and prepaid account operations	BRL	Brazil	100%	100%
Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Mexico Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Colombia Compañía de Financiamiento S.A. (“Nu Colombia Financiera”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%

The interest owned by other investors in these entities are presented as non-controlling interests in these unaudited interim condensed consolidated financial statements.

Nu Pagamentos, Nu Financeira, and Nu Investimentos, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nu Mexico Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”); Nu Colombia, a Colombian subsidiary, is regulated by the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

In addition, the Company consolidated investment funds as of March 31, 2026 and December 31, 2025, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and, have the ability to affect those returns through power over the funds. As of March 31, 2026, the non-controlling interests portion relating to investment fund quotas is disclosed as “Obligations for quotas of investment funds” in the Consolidated Statements of Financial Position.

4. MATERIAL ACCOUNTING POLICIES

The accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

In addition to those accounting policies, in March 2026, the Group adopted a new accounting policy related to the hedge of net investments in foreign operations, as described below.

Hedge of net investment in foreign operations: The Group adopted and designates certain derivatives as hedges of net investment in foreign operations, more specifically to hedge its operations in Brazilian reais. Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. The effective portion of gains and losses on the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized immediately in the statement of income. Gains and losses previously recognized in other comprehensive income are reclassified to the statements of income on the disposal, or partial-disposal, of the foreign operation.

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

5. SIGNIFICANT ACCOUNTING JUDGMENTS,

ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements were the same as those adopted in the Annual Financial Statements.

a)	Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes the expected credit losses (“ECL”) on credit cards receivables and loans to customers that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the ECL methodology are:

a)	The macroeconomic information used to gauge the determination of the probability weights to be given in the different macroeconomic scenarios and the respective weights;
b)	Definition of default;
c)	Definition of significant increase in credit risk and credit card lifetime; and
d)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Sensitivity analysis

On March 31, 2026, the ECL for credit card receivables and loans to customers totaled US$6,101,244, of which US$4,165,671 related to credit card receivables and US$1,935,573 to loans to customers. The ECL is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the expected credit loss is determined based on the weighted average of these scenarios. Such weightings reflect management's perception about the current and future expectations of the macroeconomic environment in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and loan ECL	6,101,244	5,668,385	6,016,591	6,611,004

6. INCOME AND RELATED EXPENSES

a) Interest income and gains net of losses on financial instruments

	Three-month period ended
	03/31/2026	03/31/2025

Interest income – credit card	1,556,039	951,569
Interest income – loan	1,602,965	1,007,239
Interest income – other assets at amortized cost	649,518	414,845
Interest income – other receivables	100,680	70,815
Interest income and gains net of losses - financial instruments at fair value	339,850	256,729
Other income at fair value	26,261	30,939
Total interest income and gains net of losses on financial instruments	4,275,313	2,732,136

The interest income presented above from credit card, loan, other assets at amortized cost and other receivables were calculated using the effective interest method. Interest income and gain net of losses - financial instruments at fair value comprise interest and the fair value changes on financial instruments carried at fair value.

b) Fee and commission income

	Three-month period ended
	03/31/2026	03/31/2025

Credit and prepaid card income	486,196	372,384
Late fees	124,878	84,614
Insurance commission	9,744	8,275
Other fee and commission income	71,836	50,280
Total fee and commission income	692,654	515,553

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

c) Interest and other financial expenses

	Three-month period ended
	03/31/2026	03/31/2025

Interest expenses on deposits	1,129,262	761,167
Interest expenses on repurchases agreements, borrowings and financing	48,342	62,727
Other interest and similar expenses	91,580	72,310
Interest and other financial expenses	1,269,184	896,204

d) Transactional expenses

	Three-month period ended
	03/31/2026	03/31/2025

Payments and network costs	38,618	17,206
Rewards expenses	38,427	19,710
Financial system expenses	13,022	1,247
Other transactional expenses	25,819	20,325
Total transactional expenses	115,886	58,488

Transactional expenses comprise costs and expenses related to data processing for transactions, payment network license fees, chargeback losses relating to credit and prepaid card transactions, and other payment-related costs.

Payments and network costs represent costs associated with bank slip issuance and processing fees, fees paid to Mastercard and other card programs. These include fees for network access, data reporting, development of new functionalities and operational fixed fees.

Rewards expenses represent costs associated with Nu’s customer rewards programs, including expenses incurred upon redemption to reward points.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, and other related costs.

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

7. EXPECTED CREDIT LOSS

	Three-month period ended
	03/31/2026	03/31/2025

Net increase of expected credit loss - Credit card receivables (note 13)	1,060,654	640,560
Recovery	(95,476)	(63,205)
Expected credit loss - Credit card receivables	965,178	577,355

Net increase of expected credit loss - Loans to customers (note 14)	807,884	433,665
Recovery	(60,673)	(37,822)
Expected credit loss - Loans to customers	747,211	395,843

Expected credit loss - Others	5,626	346
Total	1,718,015	973,544

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

8. OPERATING (EXPENSES) INCOME

	Three-month period ended 03/31/2026						Three-month period ended 03/31/2025
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(76,273)	(81,231)	-	-	-	(157,504)	(59,141)	(48,165)	-	-	-	(107,306)
Credit analysis and collection costs	(36,450)	(7,825)	-	-	-	(44,275)	(24,111)	(8,170)	-	-	-	(32,281)
Customer services	(28,203)	(710)	-	-	-	(28,913)	(26,813)	(1,687)	-	-	-	(28,500)
Salaries and associated benefits	(25,976)	(136,310)	(5,713)	-	-	(167,999)	(16,374)	(83,041)	(4,576)	-	-	(103,991)
Credit and prepaid card issuance costs	(15,438)	(16,119)	-	-	-	(31,557)	(10,823)	(12,932)	-	-	-	(23,755)
Share-based compensation (note 10)	(2,112)	(77,107)	(3,189)	-	-	(82,408)	(1,321)	(70,429)	(2,345)	-	-	(74,095)
Specialized services expenses	-	(13,030)	-	-	-	(13,030)	-	(18,866)	-	-	-	(18,866)
Other personnel costs	(7,658)	(17,418)	(784)	-	-	(25,860)	(5,155)	(13,631)	(543)	-	-	(19,329)
Depreciation and amortization	(12,744)	(21,620)	-	-	-	(34,364)	(7,716)	(13,606)	-	-	-	(21,322)
Branding and advertising	-	-	(53,207)	-	-	(53,207)	-	-	(36,633)	-	-	(36,633)
Taxes on financial income	-	-	-	(136,531)	-	(136,531)	-	-	-	(94,725)	-	(94,725)
Others (i)	(20)	(120,670)	-	(33,245)	20,042	(133,893)	(21)	(19,296)	-	(12,185)	69,055	37,553
Total	(204,874)	(492,040)	(62,893)	(169,776)	20,042	(909,541)	(151,475)	(289,823)	(44,097)	(106,910)	69,055	(523,250)

(i) Includes tax expenses arising from intercompany invoices.

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

9. EARNINGS PER SHARE

	03/31/2026	03/31/2025

Earnings attributable to shareholders of the parent company	872,056	557,203
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,856,189	4,816,294
Adjustment for the diluted earnings per share:
Share based payment	51,054	69,701
Business acquisition	3,023	6,633
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,910,266	4,892,628
Earnings per share – basic (US$)	0.1796	0.1157
Earnings per share – diluted (US$)	0.1776	0.1139
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	20,627	19,202

The Company has instruments that will become common shares upon exercise, acquisition, conversion (Stock Options – “SOPs” and Restricted Stock Units – “RSUs” described in note 10), or satisfaction of specific business combination conditions. The effects of the potentially dilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share (“EPS”) if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares that would be issued on conversion of those instruments. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (SOPs), receiving ordinary shares (RSUs) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to those share-based compensation payments is recognized in the statements of income over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and is the main incentive since then.

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employees to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social security taxes over vested RSUs, the Group recognizes expenses related to corporate and social security taxes on the applicable awards, calculated mainly by applying the tax rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" between "Customer support and operations", "General and administrative expenses" and "Marketing expenses" in the consolidated statements of income.

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	03/31/2026	WAEP (US$)	03/31/2025	WAEP (US$)

Outstanding on January 1	21,819,196	1.80	35,937,918	1.58
Exercised during the period	(492,595)	2.41	(827,509)	1.35
Forfeited during the period	-	-	(5,938)	-
Outstanding on March 31	21,326,601	1.81	35,104,471	1.60
Exercisable on March 31	21,326,601	1.81	35,086,854	1.60
RSUs	03/31/2026	WAGDFV (US$)	03/31/2025	WAGDFV (US$)

Outstanding on January 1	53,088,414	10.54	59,915,454	7.92
Granted during the period	27,324,449	15.14	20,711,430	10.83
Vested during the period	(7,830,948)	8.46	(6,609,898)	5.89
Forfeited during the period	(1,686,801)	-	(1,371,191)	-
Outstanding on March 31	70,895,114	12.53	72,645,795	8.83

The following tables present the total amount of share-based compensation expense for the three-month period ended March 31, 2026 and 2025 and the provision for taxes as of March 31, 2026 and December 31, 2025.

	Three-month period ended
	03/31/2026	03/31/2025

SOP and RSU expenses and associated corporate and social security taxes expenses	74,469	72,988
RSUs and SOPs grant - business combination	427	1,192
Awards expenses and related taxes	-	1,312
Fair value adjustment - hedge of foreign exchange rate	-	-
Fair value adjustment - hedge of corporate and social security taxes (note 20)	7,512	(1,397)
Total share-based compensation expenses (note 8)	82,408	74,095

Equity share-based compensation, net of shares withheld for employee taxes	57,418	55,714

	03/31/2026	12/31/2025

Liability provision for taxes presented as salaries, allowances and social security contributions	89,730	109,855

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

11. CASH AND CASH EQUIVALENTS

	03/31/2026	12/31/2025

Deposits at central banks	7,212,848	8,640,241
Reverse repurchase agreements	3,747,343	3,611,526
Bank balances	2,492,822	2,098,976
Short-term investments	467,419	652,900
Total	13,920,432	15,003,643

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

Deposits at central banks are deposits made by the Brazilian, Colombian and Mexican subsidiaries at the local central banks. In Brazil, the average rate of remuneration was 100.0% of the Brazilian CDI rate (Interbank Reference Rate - Certificado de Depósito Interbancário) as of March 31, 2026 and December 31, 2025, with daily maturity. In Colombia and Mexico, deposits held at the local central bank are not remunerated.

Reverse repurchase agreements are mainly in Mexican pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 7.0% per year as of March 31, 2026 (8.3% per year as of December 31, 2025).

Short-term investments are mainly in U.S. dollars and remunerated by a fixed-rate index averaging 3.6% per year as of March 31, 2026 and December 31, 2025.

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	03/31/2026					12/31/2025
			Maturities
Financial instruments at FVTPL	Gross Book Value (i)	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value

Government bonds (ii)
Latin America	230,545	230,779	-	9,473	221,306	175,302
Total government bonds	230,545	230,779	-	9,473	221,306	175,302

Corporate bonds and other instruments
Bill of credit (LC)	3	3	-	-	3	3
Certificate of bank deposits	3,825	3,817	-	2,617	1,200	5,241
Real estate and agribusiness letter of credit	1,619	1,623	-	1,381	242	606
Corporate bonds and debentures	3,585	3,580	-	-	3,580	3,249
Equity instruments (iii)	22,402	27,152	27,152	-	-	27,120
Investment funds	89,114	89,114	89,114	-	-	29,517
Notes	800,021	803,941	-	803,941	-	818,885
Total corporate bonds and other instruments	920,569	929,230	116,266	807,939	5,025	884,621
Total financial instruments at FVTPL	1,151,114	1,160,009	116,266	817,412	226,331	1,059,923

(i)	The Gross book value represents the gross carrying amount of the financial instruments and is defined as the sum of the principal amount and accrued interest as of the reporting date, before any deductions for impairment, provisions, or other adjustments.
(ii)	Includes US$604 as of March 31, 2026 (US$557 on December 31, 2025) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. The Group has opted to maintain only compulsory reserves at the Central Bank of Brazil (see note 15) to meet these regulatory requirements.
(iii)	Refers mainly to an investment in Jupiter, a neobank for consumers in India and an investment in Din Global ("dBank"), a Pakistani fintech company and in Tempo Labs Inc, a North American fintech. As of March 31, 2026, the total fair value of these investments corresponded to US$25,961 (US$26,700 on December 31, 2025), classified as level 3 in the fair value hierarchy, as described in note 29.
	03/31/2026		12/31/2025
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$

Currency:
Brazilian reais	1,710,118	330,107	1,177,913	214,337
U.S. Dollars	816,441	816,441	831,385	831,385
Others (i)	1,276,256	13,461	1,260,835	14,200
Total		1,160,009		1,059,923
(i) Refers mainly to an investment in Jupiter, a neobank for consumers in India.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	03/31/2026					12/31/2025
			Maturities
Financial instruments at FVTOCI	Gross Book Value (i)	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value

Government bonds (ii)
Latin America	10,735,648	10,757,929	-	1,263,238	9,494,691	11,525,845
Total government bonds	10,735,648	10,757,929	-	1,263,238	9,494,691	11,525,845

Corporate bonds and other instruments
Certificate of bank deposits	244,525	242,105	-	51,902	190,203	211,471
Corporate bonds and debentures	147,022	121,385	-	47,864	73,521	183,143
Investment funds	43,853	44,308	44,308	-	-	41,600
Time deposits	197,834	197,812	-	197,812	-	187,683
Real estate and agribusiness certificate of receivables	3,571	3,579	-	-	3,579	7,334
Total corporate bonds and other instruments	636,805	609,189	44,308	297,578	267,303	631,231
Total financial instruments at FVTOCI	11,372,453	11,367,118	44,308	1,560,816	9,761,994	12,157,076

(i)	The Gross book value represents the gross carrying amount of the financial instruments and is defined as the sum of the principal amount and accrued interest as of the reporting date, before any deductions for impairment, provisions, or other adjustments.
(ii)	Includes US$96,516 as of March 31, 2026 (US$0 on December 31, 2025) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. The Group has opted to maintain only compulsory reserves at the Central Bank of Brazil (see note 15) to meet these regulatory requirements. It also includes government and time deposits securities margins pledged by the Group for transactions on the stock exchange in the amount of US$415,651 as of March 31, 2026 (US$297,274 on December 31, 2025). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.
	03/31/2026		12/31/2025
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$

Currency:
Brazilian reais	51,745,962	9,988,605	58,240,612	10,597,681
U.S. Dollars	197,812	197,812	187,683	187,683
Mexican pesos	7,381,488	411,518	4,003,565	222,321
Colombian pesos	2,825,364,257	769,183	4,338,625,279	1,149,390
Total		11,367,118		12,157,076

The Group has corporate bonds and debentures classified as FVTOCI, for which it has recorded an ECL movement for three-month period ended March 31, 2026, in the amount of US$1,086 (US$129 on March 31, 2025).

The following table shows reconciliations from the opening to the closing balance of the expected credit loss by the stages during the three-month period ended on March 31, 2026. There was no transfer between stages during the three-month period ended on March 31, 2025, and all the exposure was classified as Stage 1.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

	03/31/2026
	Stage 1	Stage 2	Stage 3	Total

Loss allowance of financial assets at FVTOCI at beginning of period	1,324	-	24,452	25,776
Net increase of loss allowance	(202)	-	(884)	(1,086)
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(202)	-	(884)	(1,086)
Effect of changes in exchange rates (OCI)	88	-	5,215	5,303
Loss allowance of financial assets at FVTOCI at end of the period	1,210	-	28,783	29,993

c) Financial instruments at amortized cost

	03/31/2026			12/31/2025
		Maturities
Financial instruments at amortized cost	Carrying amount	Up to 12 months	Over 12 months	Carrying amount

Government bonds (i)
Latin America (ii)	1,611,539	1,530,050	81,489	1,089,695
Europe	938,915	828,094	110,821	1,053,194
Asia-Pacific	819,118	525,990	293,128	958,248
Total government bonds	3,369,572	2,884,134	485,438	3,101,137

Corporate bonds and other instruments
Corporate bonds and debentures	-	-	-	40,367
Total corporate bonds and other instruments	-	-	-	40,367
Total financial instruments at amortized cost	3,369,572	2,884,134	485,438	3,141,504
(i)	As of March 31, 2026, includes US$358,184 (US$899,809 on December 31, 2025) held by the subsidiaries as guarantee pledged to the margin loan, see details in note 24.
(ii)	Carrying amount of the Latin America government bonds comprises the amortized cost (principal plus accrued interest) adjusted for fair value hedge basis adjustments related to hedged interest rate risk. See note 20.

	03/31/2026		12/31/2025
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$

Currency:
Mexican pesos	19,859,024	1,107,142	11,830,793	656,974
Brazilian reais	9,107,487	1,758,032	11,275,922	2,051,809
Colombian pesos	1,852,753,409	504,398	1,633,400,166	432,721
Total		3,369,572		3,141,504

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

The Group has recorded a reversal of ECL in the amount of US$243 as of March 31, 2026 (constitution of US$855 as of December 31, 2025) and the exposure was classified as Stage 1. There was no transfer between stages during the three-month period ended on March 31, 2026 and 2025.

13. CREDIT CARD RECEIVABLES

	03/31/2026	12/31/2025

Credit card receivables	24,301,844	21,751,226

Credit card expected credit loss
Presented as deduction of receivables	(4,114,626)	(3,483,322)
Presented as "Other liabilities" (note 27)	(51,045)	(44,679)
Total credit card expected credit loss	(4,165,671)	(3,528,001)
Receivables, net	20,136,173	18,223,225
Total receivables presented as assets	20,187,218	18,267,904

a) Breakdown by maturity

	03/31/2026		12/31/2025
	Amount	%	Amount	%

Receivables due in:
Up to 30 days	9,335,300	38.4%	8,553,402	39.3%
30 to 60 days	3,968,839	16.3%	3,643,369	16.8%
60 to 90 days	2,472,273	10.2%	2,179,330	10.0%
Over 90 days	5,711,050	23.5%	5,000,481	22.9%
Total receivables not overdue	21,487,462	88.4%	19,376,582	89.0%

Receivables overdue by:
Up to 30 days	772,416	3.2%	584,397	2.7%
30 to 60 days	319,606	1.3%	252,171	1.2%
60 to 90 days	268,440	1.1%	214,144	1.0%
Over 90 days	1,453,920	6.0%	1,323,932	6.1%
Total receivables overdue	2,814,382	11.6%	2,374,644	11.0%
Total	24,301,844	100.0%	21,751,226	100.0%

Receivables not yet due consist mainly of current receivables and future bill installments ("parcelado") and receivables overdue consist mainly of late balances.

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

b) Expected credit loss - by stages

As of March 31, 2026, the credit card ECL totaled US$4,165,671 (US$3,528,001 as of December 31, 2025). The provision is estimated using consistently applied modeling techniques, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the expected credit loss represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the Annual Financial Statements.

	03/31/2026					12/31/2025
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Stage 1	19,334,666	79.5%	1,140,728	27.3%	5.9%	17,593,016	80.8%	966,831	27.4%	5.5%

Stage 2	2,794,153	11.5%	1,161,295	27.9%	41.6%	2,179,810	10.1%	856,689	24.3%	39.3%
Absolute Trigger (Days late)	715,297	25.6%	448,915	38.7%	62.8%	528,694	24.3%	327,470	38.2%	61.9%
Relative Trigger (PD deterioration)	2,078,856	74.4%	712,380	61.3%	34.3%	1,651,116	75.7%	529,219	61.8%	32.1%

Stage 3	2,173,025	9.0%	1,863,648	44.8%	85.8%	1,978,400	9.1%	1,704,481	48.3%	86.2%
Total	24,301,844	100.0%	4,165,671	100.0%	17.1%	21,751,226	100.0%	3,528,001	100.0%	16.2%

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

c) Expected credit loss - by credit quality vs. stages

	03/31/2026					12/31/2025
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Strong (PD < 5%)	10,677,918	43.9%	228,284	5.5%	2.1%	10,012,573	46.0%	204,331	5.8%	2.0%
Stage 1	10,677,533	99.9%	228,273	100.0%	2.1%	10,012,568	100.0%	204,331	100.0%	2.0%
Stage 2	385	0.1%	11	-	2.9%	5	-	-	-	-

Satisfactory (5% <= PD <= 20%)	7,659,617	31.5%	677,342	16.3%	8.8%	6,766,135	31.1%	574,635	16.3%	8.8%
Stage 1	7,396,106	96.6%	654,164	96.5%	8.8%	6,517,743	96.3%	553,357	96.2%	8.5%
Stage 2	263,511	3.4%	23,178	3.5%	8.8%	248,392	3.7%	21,278	3.8%	8.6%

Higher Risk (PD > 20%)	5,964,309	24.6%	3,260,045	78.2%	54.7%	4,972,518	22.9%	2,749,035	77.9%	55.3%
Stage 1	1,261,027	21.2%	258,291	7.9%	20.5%	1,062,705	21.4%	209,143	7.6%	19.7%
Stage 2	2,530,257	42.4%	1,138,106	34.9%	45.0%	1,931,413	38.8%	835,411	30.4%	43.3%
Stage 3	2,173,025	36.4%	1,863,648	57.2%	85.8%	1,978,400	39.8%	1,704,481	62.0%	86.2%
Total	24,301,844	100.0%	4,165,671	100.0%	17.1%	21,751,226	100.0%	3,528,001	100.0%	16.2%

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

d) Expected credit loss - changes

The following tables show the reconciliations from the opening to the closing balance of the expected credit loss by stages of the financial instruments.

	03/31/2026				03/31/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of period	966,831	856,689	1,704,481	3,528,001	670,984	445,996	1,272,546	2,389,526
Transfers from Stage 1 to Stage 2	(120,828)	120,828	-	-	(113,938)	113,938	-	-
Transfers from Stage 2 to Stage 1	151,671	(151,671)	-	-	108,795	(108,795)	-	-
Transfers to Stage 3	(9,297)	(402,580)	411,877	-	(30,870)	(270,641)	301,511	-
Transfers from Stage 3	26,045	12,686	(38,731)	-	22,086	8,012	(30,098)	-
Write-offs	-	-	(624,275)	(624,275)	-	-	(451,780)	(451,780)
Net increase of loss allowance (note 7)	76,899	675,131	308,624	1,060,654	15,504	435,505	189,551	640,560
New originations (a)	27,675	2,820	287	30,782	26,896	2,314	344	29,554
Changes in exposure of preexisting accounts (b)	275,189	(3,965)	(4,764)	266,460	119,853	(106)	(294)	119,452
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(225,105)	688,080	320,500	783,475	(67,337)	372,526	183,386	488,574
Changes to models used in calculation (c)	(860)	(11,804)	(7,399)	(20,063)	(63,908)	60,771	6,115	2,978
Effect of changes in exchange rates (OCI)	49,407	50,212	101,672	201,291	47,118	36,647	101,253	185,018
Expected credit loss at end of the period	1,140,728	1,161,295	1,863,648	4,165,671	719,679	660,662	1,382,983	2,763,324

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (c), which is calculated considering the stages at the beginning of the year.

(a)       Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that existed in the beginning of the period. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c)	Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdown, payments, and interest accruals.

	03/31/2026				03/31/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	17,593,016	2,179,810	1,978,400	21,751,226	11,849,086	1,377,896	1,392,330	14,619,312
Transfers from Stage 1 to Stage 2	(1,211,717)	1,211,717	-	-	(1,135,768)	1,135,768	-	-
Transfers from Stage 2 to Stage 1	515,129	(515,129)	-	-	684,862	(684,862)	-	-
Transfers to Stage 3	(62,556)	(687,760)	750,316	-	(98,935)	(405,081)	504,016	-
Transfers from Stage 3	35,695	16,307	(52,002)	-	26,827	9,462	(36,289)	-
Write-offs	-	-	(624,275)	(624,275)	-	-	(451,780	(451,780
Net change of gross carrying amount	1,475,193	458,746	3,001	1,936,940	744,765	216,457	(4,304)	956,918
Effect of changes in exchange rates (OCI)	989,906	130,462	117,585	1,237,953	919,195	113,748	111,761	1,144,704
Gross carrying amount at end of the period	19,334,666	2,794,153	2,173,025	24,301,844	12,990,032	1,763,388	1,967,514	16,720,934

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

14. LOANS TO CUSTOMERS

	03/31/2026	12/31/2025

Loans to individuals	11,961,716	10,149,892
Loans to companies	942,623	765,561
Total loans (i)	12,904,339	10,915,453

Loan expected credit loss	(1,935,573)	(1,493,995)
Total	10,968,766	9,421,458

(i) As of March 31, 2026, the total gross amount of secured loans was US$3,019,027 (US$2,734,565 as of December 31, 2025).

a) Breakdown by maturity

The following table shows loans to customers by maturity on March 31, 2026, and December 31, 2025, considering each installment individually.

	03/31/2026		12/31/2025
	Amount	%	Amount	%

Loans to customers due in:
Up to 30 days	1,443,807	11.2%	1,194,270	10.9%
30 to 60 days	1,234,794	9.6%	1,005,890	9.2%
60 to 90 days	1,128,803	8.7%	1,066,604	9.8%
90 to 360 days	5,045,408	39.1%	4,154,984	38.1%
Over 360	3,447,135	26.7%	3,019,996	27.7%
Total loans to customers not overdue	12,299,947	95.3%	10,441,744	95.7%

Loans to customers overdue by:
Up to 30 days	209,733	1.6%	156,542	1.4%
30 to 60 days	106,003	0.9%	77,632	0.7%
60 to 90 days	76,092	0.6%	63,641	0.6%
Over 90 days	212,564	1.6%	175,894	1.6%
Total loans to customers overdue	604,392	4.7%	473,709	4.3%
Total	12,904,339	100.0%	10,915,453	100.0%

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

b) Expected credit loss - by stages

As of March 31, 2026, the loans to customers ECL totaled US$1,935,573 (US$1,493,995 as of December 31, 2025). The provision is estimated using consistently applied modeling techniques, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the expected credit loss represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator, is monitored across multiple committees, supporting the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

	03/31/2026					12/31/2025
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Stage 1	10,102,515	78.3%	575,865	29.8%	5.7%	8,708,434	79.8%	467,616	31.3%	5.4%

Stage 2	1,985,509	15.4%	800,200	41.3%	40.3%	1,527,444	14.0%	569,485	38.1%	37.3%
Absolute Trigger (Days late)	404,672	20.4%	330,571	41.3%	81.7%	307,423	20.1%	247,143	43.4%	80.4%
Relative Trigger (PD deterioration)	1,580,837	79.6%	469,629	58.7%	29.7%	1,220,021	79.9%	322,342	56.6%	26.4%

Stage 3	816,315	6.3%	559,508	28.9%	68.5%	679,575	6.2%	456,894	30.6%	67.2%
Total	12,904,339	100.0%	1,935,573	100.0%	15.0%	10,915,453	100.0%	1,493,995	100.0%	13.7%

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

c) Expected credit loss - by credit quality vs stages

	03/31/2026					12/31/2025
	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)	Gross Exposures	%	Expected credit loss	%	Coverage Ratio (%)

Strong (PD < 5%)	3,882,935	30.1%	48,389	2.5%	1.2%	3,401,763	31.2%	41,731	2.8%	1.2%
Stage 1	3,838,206	98.8%	48,169	99.5%	1.3%	3,357,159	98.7%	41,546	99.6%	1.2%
Stage 2	44,729	1.2%	220	0.5%	0.5%	44,604	1.3%	185	0.4%	0.4%

Satisfactory (5% <= PD <= 20%)	4,372,076	33.9%	247,085	12.8%	5.7%	3,756,036	34.4%	206,811	13.8%	5.5%
Stage 1	4,272,404	97.7%	243,009	98.4%	5.7%	3,683,259	98.1%	203,933	98.6%	5.5%
Stage 2	99,672	2.3%	4,076	1.6%	4.1%	72,777	1.9%	2,878	1.4%	4.0%

Higher Risk (PD > 20%)	4,649,328	36.0%	1,640,099	84.7%	35.3%	3,757,654	34.4%	1,245,453	83.4%	33.1%
Stage 1	1,991,905	42.8%	284,687	17.4%	14.3%	1,668,016	44.4%	222,137	17.8%	13.3%
Stage 2	1,841,108	39.6%	795,904	48.5%	43.2%	1,410,063	37.5%	566,422	45.5%	40.2%
Stage 3	816,315	17.6%	559,508	34.1%	68.5%	679,575	18.1%	456,894	36.7%	67.2%
Total	12,904,339	100.0%	1,935,573	100.0%	15.0%	10,915,453	100.0%	1,493,995	100.0%	13.7%

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

d) Expected credit loss - changes

The following tables show reconciliations from the opening to the closing balance of the expected credit loss by the stages of the financial instruments.

	03/31/2026				03/31/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of period	467,616	569,485	456,894	1,493,995	239,306	325,020	230,244	794,570
Transfers from Stage 1 to Stage 2	(79,330)	79,330	-	-	(53,683)	53,683	-	-
Transfers from Stage 2 to Stage 1	85,940	(85,940)	-	-	69,204	(69,204)	-	-
Transfers to Stage 3	(9,398)	(351,453)	360,851	-	(24,333)	(205,921)	230,254	-
Transfers from Stage 3	15,507	19,476	(34,983)	-	13,098	16,890	(29,988)	-
Write-offs	-	-	(457,653)	(457,653)	-	-	(259,478)	(259,478)
Net increase of loss allowance (note 7)	68,260	532,682	206,942	807,884	12,706	312,405	108,554	433,665
New originations (a)	528,646	68,715	479	597,840	342,995	48,260	418	391,673
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(460,386)	463,967	206,463	210,044	(356,024)	259,651	141,426	45,053
Changes to models used in calculation (b)	-	-	-	-	25,735	4,494	(33,290)	(3,061)
Effect of changes in exchange rates (OCI)	27,270	36,620	27,457	91,347	19,085	28,339	19,223	66,647
Expected credit loss at end of the period	575,865	800,200	559,508	1,935,573	275,383	461,212	298,809	1,035,404

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (b), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

The following tables present changes in the gross carrying amount of the loan portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	03/31/2026				03/31/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the period	8,708,434	1,527,444	679,575	10,915,453	4,728,358	1,054,416	333,681	6,116,455
Transfers from Stage 1 to Stage 2	(874,628)	874,628	-	-	(625,580)	625,580	-	-
Transfers from Stage 2 to Stage 1	480,865	(480,865)	-	-	512,896	(512,896)	-	-
Transfers to Stage 3	(52,763)	(491,658)	544,421	-	(81,399)	(298,755)	380,154	-
Transfers from Stage 3	19,625	25,028	(44,653)	-	16,453	27,536	(43,989)	-
Write-offs	-	-	(457,653)	(457,653)	-	-	(259,478)	(259,478)
Net increase of gross carrying amount	1,294,474	433,767	53,378	1,781,619	1,146,218	303,532	16,365	1,466,115
Effect of changes in exchange rates (OCI)	526,508	97,165	41,247	664,920	406,052	89,697	29,219	524,968
Gross carrying amount at end of the period	10,102,515	1,985,509	816,315	12,904,339	6,102,998	1,289,110	455,952	7,848,060

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	03/31/2026	12/31/2025

Compulsory deposits (i)	6,003,601	5,687,184
Reserve at central bank - Instant payments (ii)	3,192,396	3,850,604
Total	9,195,997	9,537,788
(i)	Compulsory deposits are required by local central banks based on the amount of RDB and CDB held by Nu Financeira and deposits from customers held by Nu Colombia. These resources are remunerated in Brazil by the Brazilian SELIC rate (special settlement and custody system of the BACEN) and for Colombia the compulsory deposits are not remunerated.
(ii)	Reserve at central bank - Instant payments relates to cash maintained in the instant payments account, which is required by BACEN to support instant payment operations, including additional funds as a safety margin. These resources are remunerated at the Brazilian SELIC rate. It also includes amount related to the guarantee margin for electronic money deposit.

16. OTHER RECEIVABLES

	03/31/2026	12/31/2025

Other receivables	838,276	1,002,629
Other receivables - ECL	(9,084)	(1,946)
Total	829,192	1,000,683

Other receivables are primarily related to credit card receivables acquired from merchant acquirers which are due from credit card issuers (mainly banks and other financial institutions), and measured initially at fair value. Additionally, other receivables are used as underlying collateral in repurchase agreement transactions, as mentioned in note 21. The balance also includes receivables related to the agreement with Mastercard, including incentive mechanisms linked to prepaid and credit card transaction volume performance and other performance obligations.

As of December 31, 2025, the total amount of the Group’s exposure was classified as Stage 1 Strong (PD < 5%). As of March 31, 2026, additional other receivables were recognized and classified predominantly in Stage 3 (PD = 100%) at initial recognition, while the remaining balance of the portfolio continued to be classified as Stage 1 Strong (PD < 5%). No transfers between stages occurred during three-month period ended March 31, 2026 and 2025.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

17. OTHER ASSETS

	03/31/2026	12/31/2025

Taxes recoverable (i)	844,231	748,785
Deferred expenses (ii)	342,993	329,136
Advances to suppliers and employees	88,033	112,634
Prepaid expenses (iii)	95,351	92,738
Judicial deposits	7,713	6,614
Other assets (iv)	307,521	113,963
Total	1,685,842	1,403,870
(i)	Taxes recoverable refer to tax overpayments and contributions as well as tax credits on costs and expenses eligible for future offsets or refunds.
(ii)	Deferred expenses refer to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.
(iii)	Prepaid expenses refer to invoices related to the cloud savings plan, in accordance with the supplier contract.
(iv)	Other assets include US$194,715 of advances to the Brazilian Credit Guarantee Fund (“FGC”) as of March 31, 2026 (US$0 as of December 31, 2025). The advance was made pursuant to an emergency recapitalization plan approved by the FGC's Board in February 2026, which requires member institutions to advance contributions over a multi-year period.

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

18. INVESTMENTS IN ASSOCIATES

							Three-month period ended
	03/31/2026						03/31/2026
Company	Equity interest	Shareholding interest with voting rights (ii)	Investment	Current assets	Non-current assets	Current liabilities	Share of loss in associates	Associates net income (loss) for the period

Tyme (i)	18.0%	-	97,667	91,116	340,077	13,671	(1,035)	(5,751)

							Three-month period ended
	12/31/2025						03/31/2025
Company	Equity interest	Shareholding interest with voting rights (ii)	Investment	Current assets	Non-current assets	Current liabilities	Share of loss in associates	Associates net income (loss) for the period

Tyme (i)	18.0%	-	98,702	101,962	325,856	13,536	(1,130)	(4,846)

(i)	Tyme Group Pte. Ltd. (“Tyme”) is the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation) (collectively referred to as “Tyme Group”).
(ii)	Nu has no voting rights, but all Series D preferred shares acquired by the Group may be converted into shares with voting rights at any time at Nu's election.

The total investment in Tyme Group was US$153,026, as of both March 31, 2026 and December 31, 2025, of which US$102,391 related to investments in associates. The remainder related to derivatives, including call options and warrants recorded at fair value, which enable Nu to acquire additional equity interest in the future. The derivatives are presented in note 20. During the three-month period ended March 31, 2026 Nu recognized a loss from associates of US$1,035, compared with a loss from associates of US$1,130 during three-month period ended March 31, 2025.

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

19. INTANGIBLES ASSETS AND GOODWILL

a) Composition of intangible assets and goodwill

(i) Intangible assets

	03/31/2026			12/31/2025
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to business acquisitions	138,339	(82,951)	55,388	138,280	(78,967)	59,313
Internally developed intangibles	720,122	(151,679)	568,443	615,295	(123,344)	491,951
Other intangibles	104,892	(28,531)	76,361	77,260	(26,855)	50,405
Total	963,353	(263,161)	700,192	830,835	(229,166)	601,669

(ii) Goodwill

	03/31/2026	12/31/2025
	Goodwill

Acquisition of Nu Investimentos	348,276	348,276
Other acquisitions	61,095	61,095
Total	409,371	409,371

b) Changes on intangibles assets and goodwill

	03/31/2026
	Goodwill	Intangible assets
		Intangibles related to business acquisitions	Internally developed intangibles	Other intangibles	Total intangibles

Balance at beginning of the period	409,371	59,313	491,951	50,405	601,669
Additions	-	-	83,843	28,262	112,105
Disposals	-	-	(12,748)	(58)	(12,806)
Amortization	-	(1,579)	(22,611)	(1,975)	(26,165)
Effect of changes in exchange rates (OCI)	-	(2,346)	28,008	(273)	25,389
Balance at end of the period	409,371	55,388	568,443	76,361	700,192

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

	03/31/2025
	Goodwill	Intangible assets
		Intangibles related to business acquisitions	Internally developed intangibles	Other intangibles	Total intangibles

Balance at beginning of the period	414,287	78,613	259,847	9,156	347,616
Additions	-	-	47,166	44,106	91,272
Disposals	-	-	(172)	-	(172)
Amortization	-	(3,312)	(12,212)	(1,084)	(16,608)
Effect of changes in exchange rates (OCI)	(5,470)	(2,442)	21,192	(1,022)	17,728
Balance at end of the period	408,817	72,859	315,821	51,156	439,836

20. DERIVATIVES

The Group executes transactions with derivative financial instruments, which are intended, in their majority, to meet its own needs to reduce its exposure to market, currency and interest-rate risks. These operations involve a range of derivatives, including Non-Deliverable Forwards (“NDFs”), options, swaps, and futures.

The derivatives are classified at fair value through profit or loss, except those designated in cash flow and net investment hedge strategies, for which the effective portion of gains or losses is recognized in other comprehensive income. For derivatives designated in fair value hedge strategies, changes in fair value of both the hedging instrument and the hedged item attributable to the hedged risk are recognized in the statements of income. Management of these risks is conducted through determining limits, and the establishment of operating strategies.

Hedge accounting is adopted (i) to hedge the interest rate risk of certain government bonds, converting fixed-rate returns into floating rates through Interest Rate derivatives (fair value hedge); (ii) to hedge the foreign currency risk on forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses (cash flow hedge); (iii) to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise (cash flow hedge) and (iv) to hedge the foreign currency risk arising from a designated portion of the Group's net investment in its Brazilian operations (net investment hedge), as shown below.

Derivative instruments are presented within Financial assets at fair value through profit or loss and Financial liabilities at fair value through profit or loss in the statement of financial position. The hedged items in the fair value hedge of interest rate risk are presented within Financial assets at fair value through other comprehensive income and Financial assets at amortized cost (note 12). Hedge ineffectiveness and gains and losses on derivatives measured at fair value through profit or loss are recognized within "Interest income and gains net of losses – financial instruments at fair value" (note 6). The effective portion of cash flow hedges is recognized within the cash flow hedge reserve, and the effective portion of the net investment hedge is recognized within the net investment hedge reserve, both presented in the statement of changes in equity. Reclassifications from the cash flow and net investment hedge reserve are presented in the line items disclosed in the tables below.

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

	03/31/2026			12/31/2025
		Fair values			Fair values
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities

Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures	14,855	-	131	13,651	-	5
Foreign currency exchange rate contracts – Futures	2,025,385	87	9,018	2,087,756	288	13,259
Interest rate contracts – Swaps	3,552	146	3	3,348	5	-
Exchange rate contracts – Swaps	2,401,829	61,921	49,651	1,376,130	4,444	43,715
Foreign currency exchange rate contracts - Non-deliverable forwards (NDFs)	579,941	1,156	1,905	299,542	20,994	2,081
Warrants	23,709	20,437	-	23,699	18,898	-
Call options	27,000	14,848	-	27,000	15,639	-
Forward contracts	274,085	274,085	274,085	-	-	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	242,660	24	2,422	256,047	-	4,162
Equity - Total return swaps (TRS)	67,775	650	2,276	83,679	4,009	2,747
Designated as fair value hedge
Interest rate contracts – Swaps	584,010	12,948	63	1,079,382	16,471	-
Designated as net investments hedge
Foreign currency exchange rate contracts - Non-deliverable forwards (NDFs)	1,794,586	-	5,889	-	-	-
Total	8,039,387	386,302	345,443	5,250,234	80,748	65,969

Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Exchange rate contracts swaps are settled at the maturity date, traded over the counter with financial institutions as counterparties and are used to hedge mainly foreign currency exposure on financial assets.

Interest rate swaps contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

Total Return Swaps (TRS) contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

Non-deliverable forwards (NDFs) designated as net investment hedges are traded over the counter with financial institutions as counterparties and are settled at the maturity date.

The Group holds call options received as part of the consideration for the Group's strategic investment in Tyme. The instruments are measured at fair value through profit or loss and provide the right to acquire additional ownership interests directly from existing Tyme shareholders.

Warrants are derivative instruments linked to equity interests in strategic investments held by the Group, measured at fair value through profit or loss.

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	03/31/2026				12/31/2025
	Up to 3 months	3 to 12 months	Over 12 months	Total	Up to 3 months	3 to 12 months	Over 12 months	Total

Interest rate contracts – Futures	-	-	14,855	14,855	-	-	13,651	13,651
Foreign currency exchange rate contracts – Futures	2,268,045	-	-	2,268,045	2,343,803	-	-	2,343,803
Interest rate contracts – Swaps	146,323	273,852	167,387	587,562	412,681	384,567	285,482	1,082,730
Exchange rate contracts – Swaps	529,745	1,625,674	246,410	2,401,829	415,507	679,327	281,295	1,376,129
Foreign currency exchange rate contracts - Non-deliverable forwards (NDFs)	2,374,527	-	-	2,374,527	126,508	173,034	-	299,542
Equity - Total return swaps (TRS)	6,573	61,202	-	67,775	43,127	16,287	24,266	83,680
Warrants	-	-	23,709	23,709	-	-	23,699	23,699
Call options	27,000	-	-	27,000	27,000	-	-	27,000
Forward contracts	274,085	-	-	274,085	-	-	-	-
Total	5,626,298	1,960,728	452,361	8,039,387	3,368,626	1,253,215	628,393	5,250,234

The table below shows the breakdown by maturity of the fair value amounts:

	03/31/2026			12/31/2025
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Swaps	3,462	9,632	13,094	3,028	13,448	16,476
Interest rate contracts – Futures	-	-	-	-	-	-
Foreign currency exchange rate contracts – Futures	111	-	111	288	-	288
Foreign currency exchange rate contracts - Non-deliverable forwards (NDFs)	1,156	-	1,156	20,994	-	20,994
Exchange rate contracts – Swaps	35,810	26,111	61,921	4,444	-	4,444
Equity - Total return swaps (TRS)	650	-	650	4,009	-	4,009
Warrants	-	20,437	20,437	-	18,898	18,898
Call options	14,848	-	14,848	15,639	-	15,639
Forward contracts	274,085	-	274,085	-	-	-
Total assets	330,122	56,180	386,302	48,402	32,346	80,748

Liabilities
Equity - Total return swaps (TRS)	2,276	-	2,276	2,436	311	2,747
Interest rate contracts – Swaps	66	-	66	-	-	-
Interest rate contracts – Futures	131	-	131	5	-	5
Foreign currency exchange rate contracts – Futures	11,440	-	11,440	17,421	-	17,421
Foreign currency exchange rate contracts - Non-deliverable forwards (NDFs)	7,794	-	7,794	2,081	-	2,081
Exchange rate contracts – Swaps	49,651	-	49,651	27,425	16,290	43,715
Forward contracts	274,085	-	274,085	-	-	-
Total liabilities	345,443	-	345,443	49,368	16,601	65,969

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses, and intercompany expenses. The Group manages its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. Swaps and NDFs are liquidated or settled in accordance with the contract's specific maturity date. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

The notional of the FX futures contracts are designated to match the amount of the forecasted foreign currency expenses being hedged. No hedging relationships were discontinued during the period and no forecasted transactions previously designated have ceased to be expected to occur.

The table below shows the change in the hedge of foreign currency risk:

	Three-month period ended
	03/31/2026	03/31/2025

Balance at beginning of the period	(8,092)	11,721
Fair value change recognized in OCI during the period	(15,923)	12,434
Total amount reclassified from cash flow hedge reserve to the statements of income during the period	2,694	(34,222)
to "Customer support and operation"	848	3,524
to "General and administrative expenses"	1,966	(10,873)
to "Other expenses"	5,720	4,194
Effect of changes in exchange rates (OCI)	(5,840)	(8,912)
Deferred income taxes	4,543	4,923
Balance at end of the period	(16,778)	(5,144)

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

No hedge ineffectiveness was recognized in profit or loss in the periods presented. No balances remain in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied.

The expected future transactions that are the hedged items are:

	03/31/2026			12/31/2025
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	96,536	171,614	268,150	305,613
Total	96,536	171,614	268,150	305,613

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting from the variation of the Company's share price volatility. The derivatives used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

The notional of the equity leg of the total return swaps is designated to match the share-based compensation amount expected to vest. Sources of ineffectiveness include changes in forfeiture assumptions affecting the volume of expected vesting, the SOFR leg of the TRS, and timing differences between TRS settlement dates and the cash disbursement of corporate and social security taxes. No hedging relationships were discontinued during the period and no forecasted transactions previously designated have ceased to be expected to occur.

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	Three-month period ended
	03/31/2026	03/31/2025

Balance at beginning of the period	4,016	11,029
Fair value change recognized in OCI during the period	(9,311)	(4,101)
Total amount reclassified from cash flow hedge reserve to the statements of income during the period (note 10)	7,512	(1,397)
to "Customer support and operations"	311	1,111
to "General and administrative expenses"	7,561	(2,627)
to "Marketing expenses"	(360)	119
Balance at end of the period	2,217	5,531

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

No hedge ineffectiveness was recognized in profit or loss in the periods presented. No balances remain in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied.

Expected cash disbursement

	03/31/2026				12/31/2025
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total

Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	37,254	28,542	2,150	67,946	86,787
Total	37,254	28,542	2,150	67,946	86,787

c) Hedge of interest rate risk

The Group is exposed to interest rate risk on its portfolio of certain fixed-rate government bonds classified as securities measured at a fair value through other comprehensive income and amortized cost. To manage changes in the fair value of these bonds arising from market interest rate movements, the Group enters into Interest Rate Swaps (“IRS”) that convert the fixed returns of the bonds into floating rates aligning the yield profile of the securities with the Group’s risk management strategy.

The Group applies fair value hedge accounting to these government bonds. Under this strategy, the carrying amount of the hedged item is adjusted for changes in fair value attributable to the interest rate risk, with the gain or loss recognized in statements of income, where it offsets the fair value movements of the interest rate swaps.

Effectiveness of the hedging is assessed periodically. The Group compares the changes in the fair value of the interest rate swaps with the changes in the fair value of the government bonds attributable to the hedged risk and ensures that the critical terms of the hedging instruments and the hedged items (such as notional amounts, maturity dates, and payment frequencies) are closely aligned. Subsequent assessments of effectiveness are performed to verify that the hedging relationship remains effective throughout its duration. Sources of ineffectiveness may include basis risk, differences in interest rate curves, and potential timing differences in the settlement of the instruments. The ineffective portion is recognized immediately in the statements of income.

The notional of the interest rate swaps is designated to match the principal of the government bonds being hedged. The hedged interest rate component has historically represented substantially all of the fair value changes of the bonds attributable to the hedged risk, as they are sovereign bonds with no credit risk.

The aggregate positions and effectiveness indicators of the fair value hedge of interest rate risk are:

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

	03/31/2026				Three-month period ended 03/31/2026
	Hedge object	Fair value adjustment to the hedge object		Change in fair value	Ineffectiveness
		Asset	Liability		Fair value variation

Interest rate risk
Financial investment at fair value through other comprehensive income	288,023	7,060	-	7,060	(2,355)
Financial investment at amortized cost	295,987	3,679	-	3,679	(2,505)
Total	584,010	10,739	-	10,739	(4,860)

	12/31/2025				Three-month period ended 03/31/2025
	Hedge object	Fair value adjustment to the hedge object		Change in fair value	Ineffectiveness
		Asset	Liability		Fair value variation

Interest rate risk
Financial investment at fair value through other comprehensive income	312,871	13,237	-	13,154	-
Financial investment at amortized cost	848,329	3,883	-	3,899	-
Total	1,161,200	17,120	-	17,053	-

Hedge ineffectiveness is recognized within "Interest income and gains net of losses on financial instruments” in the statements of income, demonstrated as ”Interest income and gains net of losses - financial instruments at fair value” on note 6. No hedged items ceased to be adjusted for hedging gains and losses during the periods presented.

d) Hedge of net investment in foreign operations

The Group applies hedge accounting to the net investment in a foreign operation in Brazil for changes in spot exchange rates. Hedging is undertaken for the Group's structural exposure to changes in the U.S. dollar to Brazilian real exchange rate using NDFs. An economic relationship exists between the hedged net investment and hedging instrument due to the shared foreign currency risk exposure. The effective portion of gains and losses on the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in the statement of income.

Sources of hedge ineffectiveness in net investment hedging relationships may include: (i) mismatches between the notional amount of the designated hedging instrument and the carrying amount of the designated layer of the net investment, including those arising from post-designation changes in the net assets of the foreign operation such as retained earnings movements; (ii) differences between the NDF contract maturity and the hedging designation period, including effects arising from the rollover of hedging instruments across reporting periods; and (iii) changes in the credit risk of the counterparty to the NDF contract, which affect the fair value of the hedging instrument but have no corresponding effect on the value of the hedged net investment. The forward element of the NDF contracts is excluded from the designated hedge relationship and accounted for separately under the cost of hedging approach.

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

A portion of US$1,813,110 of the Group's net investment in its Brazilian operations is designated as the hedged item. The notional of the NDFs are designated to match this portion of the investment

The aggregate positions at the reporting date and the performance indicators are summarized below.

	03/31/2026
	Hedge object	Fair value adjustment to the hedge instruments		Change in fair value recognized in OCI	Ineffectiveness
		Asset	Liability		Recognized in statement of income

Net investment exchange risk
Net investment in foreign operations	1,813,110	-	5,889	(64,573)	(11,438)
Total	1,813,110	-	5,889	(64,573)	(11,438)

The cumulative effective portion of gains and losses on the hedging instrument is included within the net investment hedge reserve in the statement of changes in equity. The change for the period is presented in the statement of comprehensive income.

21. REPURCHASE AGREEMENTS

	03/31/2026	12/31/2025

Government bonds and receivables	1,248,357	783,837

On March 31, 2026 the Group had US$1,248,357 (US$783,837 as of December 31, 2025) in repurchase agreements primarily using government bonds as collateral. These agreements are mainly executed with overnight maturities, although some instruments have short-term maturities (up to 3 months). The average fixed rate is 14.2% per year as of March 31, 2026 (as of December 31, 2025 the average fixed rate was 14.4% per year) and the government bonds that were pledged as collateral were classified as fair value through other comprehensive income, as shown on note 12. As of March 31, 2026 the fair value of the securities pledged to repurchase agreement was US$998,258 (US$747,531 as of December 31, 2025). Additionally, the Group also uses other receivables (note 16) as underlying collateral in repurchase agreement operations. As of March 31, 2026, the balance of receivables pledged as collateral amounted to US$250,099 (US$95,558 as of December 31, 2025).

Changes to repurchase agreement are as follows:

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

	03/31/2026	12/31/2025

Balance at beginning of the period	783,837	308,583
New obligations	56,390,021	200,604,295
Payments - principal	(55,976,276)	(200,184,752)
Payments - interest	(41,645)	(124,272)
Interest accrued	41,720	128,614
Effect of changes in exchange rates (OCI)	50,700	51,369
Balance at the end of the period	1,248,357	783,837

22. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	03/31/2026	12/31/2025

Bank receipt of deposits (RDB)	32,843,499	32,004,825
Deposits from customers	8,953,491	9,452,342
Bank certificate of deposit (CDB)	623,965	467,934
Interbank deposits	27,166	-
Total	42,448,121	41,925,101

RDBs are investment products available within NuAccount offering either daily liquidity or fixed future maturity options. Deposits in RDB are guaranteed under limits from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits from customers, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15). However, there is no obligation to invest the remaining balance in government securities or to hold it in a specific account at the Central Bank of Brazil. As such, these amounts can be used as a financing source for loan and credit card operations.

Deposits from customers refers to NuAccount, which is a prepaid account available in Brazil, Mexico, and Colombia, in which customers can deposit funds and invest in specific products, such as RDBs in Brazil.

In Brazil, the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements. In Colombia, NuAccount balances are required to have a percentage of the deposits from the public in an account with the Colombian Central Bank, which is a class of compulsory deposits. The interest paid on NuAccount in Colombia ranged from 8.8% to 9.3% per year as of March 31, 2026 (as of December 31, 2025, the interest paid ranged from 8.3% to 8.8% per year).

In Mexico, NuAccount balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card transactions. The balances deposited in "Cajitas" yield from 7.0% to 13.0% per year as of March 31, 2026 (as of December 31, 2025, the balances yielded from 7.3% to 15.0% per year). "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

The interest paid on both NuAccount and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days. There are also RDBs with a defined future maturity date, which have a maturity of up to 46 months and a weighted average interest rate of 104% of the Brazilian CDI rate as of March 31, 2026 and December 31, 2025

The Bank certificate of deposit (CDB) is issued by Nu Financiera and primarily distributed by Nu Investimentos.

Interbank deposits refer to a wholesale time deposit from another financial institution, entered into as part of a treasury strategy to hedge the mark-to-market variability of sovereign notes posted as collateral on margin loans.

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Breakdown by maturity

	03/31/2026			12/31/2025
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Bank receipt of deposits (RDB)	32,687,602	155,897	32,843,499	31,869,219	135,606	32,004,825
Deposits from customers	8,865,493	87,998	8,953,491	9,372,045	80,297	9,452,342
Bank certificate of deposit (CDB)	415,344	208,621	623,965	363,783	104,151	467,934
Interbank deposits	-	27,166	27,166	-	-	-
Total	41,968,439	479,682	42,448,121	41,605,047	320,054	41,925,101

23.	FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK
	03/31/2026	12/31/2025

Payables to credit card network	14,339,365	13,633,823
Payables to clearing houses	70,351	126
Total	14,409,716	13,633,949

Payables to credit card network corresponds mainly to the amount payable to the acquirers related to credit and prepaid card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day.

The segregation by maturity of the Payables to credit card network is shown in the table below:

Payables to credit card network	03/31/2026	12/31/2025

Up to 30 days	6,121,844	5,335,818
30 to 90 days	4,102,270	4,273,171
More than 90 days	4,115,251	4,024,834
Total	14,339,365	13,633,823
24.	FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING
	03/31/2026	12/31/2025

Borrowings and financing	4,504,241	4,398,216
Total	4,504,241	4,398,216

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

a) Borrowings and financing

Borrowings and financings maturities are as follows:

	03/31/2026
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financing
Financial bills (i)	301,515	519,670	1,814,913	2,636,098
Margin loan credit facility (ii)	194,300	1,673,843	-	1,868,143
Total borrowings and financing	495,815	2,193,513	1,814,913	4,504,241
	12/31/2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financing
Financial bills (i)	246,141	680,482	1,602,967	2,529,590
Margin loan credit facility (ii)	150,260	1,448,560	269,806	1,868,626
Total borrowings and financing	396,401	2,129,042	1,872,773	4,398,216

(i)	As of March 31, 2026, Nu Financeira had issued financial bills in Brazilian reais, indexed to percentage of the CDI, or CDI plus a fixed spread. The principal amount was equivalent to US$2,168,020 (US$2,529,590 as of December 31, 2025) and the maturity for these financial bills ranges from April 2026 up to March 2029.
(ii)	Correspond to margin loan credit facility, backed by government securities and sovereign bonds as collateral for the operation which Nu entered into through Nu Financeira. As of March 31, 2026 and December 31, 2025 the principal amount was US$1,862,365. The loans are indexed to CME Term SOFR Rate (CME Group's forward-looking SOFR rate) plus a fixed spread. The maturity for these loans is from June 2026 to March 2027.

Changes to borrowings and financings are as follows:

	03/31/2026
	Margin loan credit facility	Financial Bills	Total

Balance at beginning of the period	1,868,626	2,529,590	4,398,216
New borrowings	-	123,668	123,668
Payments – principal	-	(201,570)	(201,570)
Payments – interest	(22,786)	(61,031)	(83,817)
Interest accrued	22,008	92,174	114,182
Transaction costs	-	87	87
Effect of changes in exchange rates (OCI)	295	153,180	153,475
Balance at end of the period	1,868,143	2,636,098	4,504,241

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

	03/31/2025
	Margin loan credit facility	Syndicated loan	Financial Bills	Total

Balance at beginning of the period	201,493	350,261	1,178,603	1,730,357
New borrowings	150,000	-	37,171	187,171
Payments – principal	-	(355,041)	-	(355,041)
Payments – interest	(2,860)	(17,298)	-	(20,157)
Interest accrued	2,913	2,704	40,966	46,583
Transaction costs	-	4,146	(298)	3,848
Effect of changes in exchange rates (OCI)	(22)	15,227	98,928	114,133
Balance at end of the period	351,524	-	1,355,370	1,706,894

Covenants

As of March 31, 2026, the Company's loan and financing agreements with financial institutions do not contain financial restrictive covenants.

Guarantees

As of March 31, 2026, Nu Holdings is not guarantor to any of the borrowings and financing arrangements referred to above.

25. PROVISIONS AND CONTINGENT LIABILITIES

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil, tax and labor claims. Such claims are being addressed at both the administrative and judicial levels, and when applicable, are supported by judicial deposits. Provisions for probable losses arising from these claims are estimated and periodically adjusted by management, with support from external legal counsel. There is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk.

	03/31/2026	12/31/2025

Civil risks	28,090	22,044
Tax risks	6,714	5,081
Labor risks	3,684	3,795
Total	38,488	30,920

a) Provision

Civil lawsuits are mainly related to NuAccount operations. Based on management’s assessment, and inputs from Nu’s external legal counsel, the Group has provisioned US$28,090 as of March 31, 2026 (US$22,044 on December 31, 2025) which is considered sufficient to cover the estimated losses from civil lawsuits with probable loss classification.

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

b) Changes

Changes to provisions and contingent liabilities are as follows:

	03/31/2026				03/31/2025
	Tax	Civil	Labor	Total	Total

Balance at beginning of the period	5,081	22,044	3,795	30,920	22,551
Additions	1,113	10,227	631	11,971	6,111
Monetary adjustment	192	18	162	372	201
Reversals	-	(5,437)	-	(5,437)	(90)
Payments	-	(166)	(1,130)	(1,296)	(5,262)
Effect of changes in exchange rates (OCI)	328	1,404	226	1,958	1,873
Balance at end of the period	6,714	28,090	3,684	38,488	25,384

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and supported by its advisors as possible losses, totaling approximately US$4,681 and US$4,739, as of March 31, 2026 respectively (US$4,372 and US$4,532 on December 31, 2025).

d) Judicial deposits

As of March 31, 2026, the total amount of judicial deposits shown as “Other assets” (note 17) is US$7,713 (US$6,614 on December 31, 2025) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimentos, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated on amounts paid to employees.

26. DEFERRED INCOME

	03/31/2026	12/31/2025

Deferred revenue from rewards program	82,353	76,291
Other deferred income	1,361	1,230
Total	83,714	77,521

Deferred revenue from rewards program relates to the Group's rewards programs for its credit card customers, specifically the "Nubank+" and "Ultravioleta". Under these programs, members earn points according to the use of the credit card, that can be redeemed for cashback or converted into air miles. The points do not expire and there is no cap on the number of points an eligible card holder can earn.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of income when the performance obligation is satisfied (that is, at the time the reward points are redeemed).

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

27. OTHER LIABILITIES

	03/31/2026	12/31/2025

Sundry creditors (i)	507,567	470,046
Payment transactions - other (ii)	261,178	262,008
Credit card expected credit loss (note 13) (iii)	51,045	44,679
Intermediation of securities	10,798	15,570
Payables to insurers	24,422	12,190
Third parties funds in transit (iv)	41,552	41,587
Other liabilities (v)	97,806	120,842
Total	994,368	966,922
(i)	The sundry creditors is composed mainly of amounts payable to suppliers.
(ii)	Payments transactions - other corresponds to prepayments from customers which exceed the credit card bill amounts.
(iii)	Includes the amount by which the expected credit card loss exceeds the gross carrying amount of the related financial assets, due to provisions for unused limits.
(iv)	Third parties funds in transit is primarily related to pending settlement balances with B3 and amounts payable to a partner institution related to utility bill payments made by customers.
(v)	Other liabilities is mostly composed by pending balances allocation that have not yet been deposited into customers' accounts and provision with loyalty program.

28. RELATED PARTIES

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees, and close family members. Those transactions, along with deposits and other products, such as investments, are conducted on similar terms as those offered to unrelated third parties under similar circumstances and do not involve more than the normal risk of collectability.

As described in note 3, Basis of Consolidation, all entities within the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, as well as unrealized gains or losses arising from intercompany transactions, are eliminated in these unaudited interim condensed consolidated financial statements.

a) Transactions with other related parties

	03/31/2026	12/31/2025
	Assets (Liabilities)

Other liabilities (i)	(625)	(926)
(i)	In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be used to support projects costs upon the Company's satisfaction of certain conditions.

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

29. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of March 31, 2026 and December 31, 2025 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in the periods presented.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of March 31, 2026 and December 31, 2025. The Group has not disclosed the fair value of financial instruments such as compulsory and other deposits at central banks, other receivables, other financial assets at amortized cost, deposits from customers, RDB, interbank deposits and repurchase agreements, as the carrying amounts are a reasonable approximation of fair value.

	03/31/2026				12/31/2025
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables	20,187,218	-	-	21,505,605	18,267,904	-	-	19,333,556
Loans to customers	10,968,766	-	-	11,574,030	9,421,458	-	-	9,834,661
Compulsory and other deposits at central banks	9,195,997				9,537,788
Securities	3,369,572	1,537,198	2,013,283	-	3,141,504	1,052,384	2,053,383	-
Other receivables	829,192				1,000,683
Other financial assets	131,873				148,777
Total	44,682,618	1,537,198	2,013,283	33,079,635	41,518,114	1,052,384	2,053,383	29,168,217

Liabilities
Bank receipt of deposits (RDB)	32,843,499				32,004,825
Deposits from customers	8,953,491				9,452,342
Bank certificate of deposit (CDB)	623,965	-	623,854	-	467,934	-	467,742	-
Interbank deposits	27,166				-
Payables to network	14,339,365	-	15,564,471	-	13,633,823	-	13,006,159	-
Borrowings and financing	4,504,241	-	4,509,720	-	4,398,216	-	4,406,310	-
Repurchase agreements	1,248,357				783,837
Total	62,540,084	-	20,698,045	-	60,740,977	-	17,880,211	-

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card receivables and payables to network: The fair values of credit card receivables and payables to network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Securities: Comprise sovereign notes and bonds held to collect. The fair value is given by observed market prices, when available, or by discounting future cash flows using both the risk free interest rate curve for the respective settlement currency, and the CDS-built (Credit Default Swaps) credit spread for the respective sovereign entity that issued the note.

Bank certificate of deposit (CDB): Fair value is given by discounting future cash flows using risk free interest rate plus issuance observed spreads.

Borrowings and financing: Fair value is measured using the discounted cash flow method, with contractual cash flows discounted at the interest rate curve and a spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of March 31, 2026 and December 31, 2025, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	03/31/2026
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	467,402	17	-	467,419

Government bonds
Latin America	10,988,708	-	-	10,988,708

Corporate bonds and other instruments
Certificate of bank deposits	-	245,922	-	245,922
Investment funds	85,169	9,247	39,006	133,422
Time deposits	-	197,812	-	197,812
Notes	-	803,941	-	803,941
Bill of credit (LC)	-	3	-	3
Real estate and agribusiness certificate of receivables	-	3,579	-	3,579
Real estate and agribusiness letter of credit	-	1,623	-	1,623
Corporate bonds and debentures	116,554	3,579	4,832	124,965
Equity instruments	-	-	27,152	27,152
Derivatives	274,196	76,821	35,285	386,302

Liabilities
Derivatives	285,656	59,787	-	345,443
Obligations for quotas of investment funds	-	25,422	-	25,422
(i)	Includes time deposits, investment funds and CDB balances.

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

	12/31/2025
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	632,324	19,927	-	652,251

Government bonds
Latin America	11,701,147	-	-	11,701,147

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	216,712	-	216,712
Investment funds	26,722	7,626	36,769	71,117
Time deposits	-	187,683	-	187,683
Notes	-	818,885	-	818,885
Bill of credit (LC)	-	3	-	3
Real estate and agribusiness certificate of receivables	-	7,334	-	7,334
Real estate and agribusiness letter of credit	-	606	-	606
Corporate bonds and debentures	150,159	31,356	4,877	186,392
Equity instruments	-	-	27,120	27,120
Derivatives	288	45,923	34,537	80,748

Liabilities
Derivatives	17,426	48,543	-	65,969
(i)	Includes time deposits, investment funds and CDB balances.

i) Fair value models and inputs

Securities: Securities with high liquidity and quoted prices in the active markets are classified as Level 1. All government bonds and certain corporate bonds are included in Level 1 as these are traded in active markets. For Brazilian securities, fair values are based on prices published by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For United States, Mexico and Colombia bonds, fair values are based on prices published by Bloomberg, Valmer and Precia, respectively. Other corporate bonds and investment fund shares, for which fair values are calculated based on observable data, such as interest rates and interest rate curves are classified as Level 2. The investment funds that used contractual conditions as inputs that are not directly observable in the market are classified as Level 3. The debenture whose issuer has entered judicial reorganization, is classified as Level 3 because its market price is not directly observable under these circumstances.

Derivatives: Exchange-traded derivatives are classified as Level 1 with valuations based on market quotes. Derivatives traded on the Brazilian stock exchange are measured at fair value using the Brazilian securities exchange, “Brasil, Bolsa e Balcão” (“B3”), quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as Level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is based on the last observed price, following non-arbitrage principles. Call options and Warrants are valued using internal models with unobservable inputs and premises, and classified as Level 3.

Equity instrument: The fair value of the equity instrument is determined using contractual conditions as inputs that are not directly observable in the market, and therefore classified as Level 3.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

c) Reconciliation of fair value measurements in Level 3

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	03/31/2026
	Equity instruments	Derivatives	Investment funds	Corporate bonds and debentures	Total

Financial assets at beginning of the period	27,120	34,537	36,769	4,877	103,303
Acquisitions	-	-	-	-	-
Settlements	-	-	(1,243)	-	(1,243)
Total gains or losses	32	748	1,179	(45)	1,914
In profit or loss	32	748	1,177	(45)	1,912
In OCI	-	-	2	-	2
Effect of changes in exchange rates (OCI)	-	-	2,301	-	2,301
Financial assets at end of the period	27,152	35,285	39,006	4,832	106,275

	03/31/2025
	Equity instruments	Derivatives	Total

Financial assets at beginning of the period	12,900	50,665	63,565
Acquisitions	-	-	-
Total gains or losses	17	(4,398)	(4,381)
In profit or loss	17	(4,398)	(4,381)
Financial assets at end of the period	12,917	46,267	59,184

d) Transfers between levels of the fair value hierarchy

For the three-month periods ended on March 31, 2026 and 2025 there were no material transfers of financial instruments between levels.

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

30. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in these unaudited interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences and tax loss carryforward are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian income tax rate of 40% for the three-month period ended March 31, 2026 and 2025.

	Three-month period ended
	03/31/2026	03/31/2025

Profit before income tax	954,306	795,073
Tax rate (i)	40%	40%
Income tax	(381,722)	(318,029)

Permanent additions/exclusions
Share-based payments	620	1,350
Effect of different tax rates - subsidiaries and parent company	166,958	24,496
Interest on capital	48,337	20,386
Changes in income tax rate (ii)	12,774	-
Other amounts (iii)	70,158	33,932
Income tax	(82,875)	(237,865)

Current tax expense	(402,646)	(81,114)
Deferred tax benefit (expense)	319,771	(156,751)
Income tax in the statement of income	(82,875)	(237,865)
Deferred tax recognized in OCI	3,154	812

(i)	The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “Effect of different tax rates – subsidiaries and parent company.
(ii)	Result of the change in the Social Contribution on Net Profit (CSLL) tax rate in future taxable temporary differences for payment institutions and credit, financing and investment companies regulated by Law No. 12,865/13 due to the enactment of Complementary Law No. 224/2025 in Brazil. For payment institutions, the rates are 9% until 2025 and 12% for the 2026 and 2027 period and 15% from 2028 onwards, while for credit, financing and investment companies, the rates are 17.5% for the 2026 and 2027 period and 20% from 2028 onwards.
(iii)	Primarily related to non-taxable interest income on sovereign bonds, tax incentives and non-taxable interests on tax recoverable.

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of March 31, 2026 and 2025, and the changes for both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

			Reflected in the statement of income
	12/31/2025	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	03/31/2026

Provisions for credit losses	2,072,235	95	359,947	-	90,363	-	2,522,640
Other temporary differences (i)	425,143	-	113,771	(55,852)	43,335	(2,852)	523,545
Total deferred tax assets on temporary differences	2,497,378	95	473,718	(55,852)	133,698	(2,852)	3,046,185

Tax loss and negative basis of social contribution	141,911	-	3,741	(18,330)	8,142	-	135,464
Deferred tax assets	2,639,289	95	477,459	(74,182)	141,840	(2,852)	3,181,649

Fair value changes - financial instruments	(96,065)	-	(94,755)	-	(4,413)	(204)	(195,437)
Others	(32,257)	-	979	23,817	(7,087)	-	(14,548)
Deferred tax liabilities	(128,322)	-	(93,776)	23,817	(11,500)	(204)	(209,985)

Deferred tax, offset	2,510,967	95	383,683	(50,365)	130,340	(3,056)	2,971,664

Fair value changes - cash flow hedge	(13,334)	-	(13,547)	-	(749)	6,210	(21,420)
Deferred tax recognized during the period		95	370,136	(50,365)		3,154

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

		Reflected in the statement of income
	12/31/2024	Constitution	Realization	Foreign exchange	Reflected in OCI	03/31/2025

Provisions for credit losses	1,506,086	391,470	(545,161)	116,218	651	1,469,264
Other temporary differences (i)	260,314	18,033	(18,833)	41,636	140	301,290
Total deferred tax assets on temporary differences	1,766,400	409,503	(563,994)	157,854	791	1,770,554

Tax loss and negative basis of social contribution	145,603	25,222	(6,003)	9,128	-	173,950
Deferred tax assets	1,912,003	434,725	(569,997)	166,982	791	1,944,504

Futures settlement market	(9,146)	(409)	1,039	8,104	(5)	(417)
Fair value changes - financial instruments	(62,091)	(8,781)	-	(2,630)	(181)	(73,683)
Others	(22,427)	(2,442)	(5,858)	(7,090)	-	(37,817)
Deferred tax liabilities	(93,664)	(11,632)	(4,819)	(1,616)	(186)	(111,917)

Deferred tax, offset	1,818,339	423,093	(574,816)	165,366	605	1,832,587

Fair value changes - cash flow hedge	(2,969)	-	(5,028)	568	207	(7,222)
Deferred tax recognized during the period		423,093	(579,844)		812

(i)	Other temporary differences are composed mainly of fair value changes on financial instruments taxes as of March 31, 2026 and 2025.

c) Tax liabilities

	03/31/2026	12/31/2025

Taxes and contributions on income	295,405	1,322,821
Other taxes (i)	198,997	101,297
Total tax liabilities	494,402	1,424,118

(i) Other taxes refers substantially to indirect taxes on revenues and financial operations across the jurisdictions where the Group operates.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

31. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of March 31, 2026 and 2025.

		03/31/2026
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2025		3,833,072,934	1,022,600,698	4,855,673,632
SOPs exercised and RSUs vested	10	8,323,543	-	8,323,543
Shares withheld for employees' taxes		(2,255,924)	-	(2,255,924)
Total as of March 31, 2026		3,839,140,553	1,022,600,698	4,861,741,251

		03/31/2025
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640
SOPs exercised and RSUs vested	10	7,437,407	-	7,437,407
Shares withheld for employees' taxes		(2,002,992)	-	(2,002,992)
Issuance of class A shares - business acquisitions		313,456	-	313,456
Total as of March 31, 2025		3,773,805,813	1,050,600,698	4,824,406,511

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total

Reserved for the share-based payments	-	-	228,167,482
Shares authorized which may be issued class A or class B	-	-	43,513,532,477
Shares authorized and unissued as of March 31, 2026	-	-	43,741,699,959

Shares authorized issued	3,839,140,553	1,022,600,698	4,861,741,251
Total as of March 31, 2026	3,839,140,553	1,022,600,698	48,603,441,210

a) Other share events

As of March 31, 2026, the Company had authorized and unissued ordinary shares, which were reserved for commitments related to business acquisitions, share-based payment plans (note 10) and future issuances for unspecified purposes. These shares may be issued either as class A or class B ordinary shares.

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on March 31, 2026 and December 31, 2025, and the total amount of share capital was US$84 on the same dates.

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$96 for the three-month period ended on March 31, 2026 (US$398 for the three-month period ended on March 31, 2025).

c) Retained earnings

The retained earnings include the profits or losses of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	03/31/2026	12/31/2025

Accumulated gains (losses)	6,023,719	5,151,437
Share-based payments reserve	1,318,455	1,261,263
Total attributable to shareholders of the parent company	7,342,174	6,412,700

d) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, due to contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the three-month period ended March 31, 2026 and 2025, the following shares were withheld:

	03/31/2026	03/31/2025

Number of shares withheld - RSU	2,255,924	2,002,992
Total value of shares withheld - RSU	146,166	21,292

e) Accumulated other comprehensive income (loss)

Other comprehensive income (loss) includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of income in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	03/31/2026	12/31/2025

Cash flow hedge effects, net of deferred taxes	(14,561)	(4,076)
Net investment hedge effects	(64,573)	-
Currency translation on foreign entities	246,612	(196,018)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	15,358	15,296
Own credit adjustment effects	498	498
Total	183,334	(184,300)
32.	MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors risks that could materially impact strategic objectives or regulatory compliance. To efficiently manage and mitigate these risks, the risk management structure identifies and assesses the risks based on their potential impact on financial results, capital, liquidity, customer relationships, and reputation. This prioritization aims to ensure that the Group captures opportunities while mitigating threats to its strategic pillars.

b) Risk management structure

Risk Management is a fundamental pillar of the Group's strategic governance. The risk management framework is integrated across the entire Group with the objective of ensuring that risks are consistently identified, measured, mitigated, monitored, and reported. This continuous process is embedded in the Group’s culture and decision-making structures, aiming to minimizing losses, maximizing profitability, and reinforcing the Group's core values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring, and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a Risk Appetite Statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board of Directors reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity, and other relevant measures were implemented, as appropriate.

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

c) Risks actively monitored

Risks that are actively monitored by the Group include Credit Risk, Liquidity Risk, Market Risk, Interest Rate Risk in the Banking Book (“IRRBB”), Foreign exchange (“FX”), Operational, IT and Cyber, Regulatory, Compliance and Anti-money laundering (“AML”), Reputational Risk, Model Risk and Risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, there is a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control, and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market, the measurement is undertaken based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception, and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

There were no significant changes to the risk management structure from what was reported in Annual Financial Statements.

Credit risk

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	03/31/2026	12/31/2025

Financial assets
Cash and cash equivalents	13,920,432	15,003,643

Securities	1,160,009	1,059,923
Derivatives	386,302	80,748
Financial assets at fair value through profit or loss	1,546,311	1,140,671

Securities	11,367,118	12,157,076
Financial assets at fair value through other comprehensive income	11,367,118	12,157,076

Credit card receivables	20,187,218	18,267,904
Loans to customers	10,968,766	9,421,458
Compulsory and other deposits at central banks	9,195,997	9,537,788
Securities	3,369,572	3,141,504
Other receivables	829,192	1,000,683
Other financial assets	131,873	148,777
Financial assets at amortized cost	44,682,618	41,518,114

Other exposures
Unused limits (i)	33,508,707	28,841,327
Credit commitments	33,508,707	28,841,327
(i)	Unused limits are not recorded in the consolidated statements of financial position but are considered in the measurement of the ECL due to the fact that it represents credit risk exposure.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Liquidity risk

Liquidity risk is defined as:

•	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
•	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what the Company believes to be a severe stress scenario to these cash flows, to measure whether the volume of high-quality liquid assets that the Group holds is sufficient to ensure its financial resilience. The liquidity indicators are monitored daily, using procedures approved by Management, and compared with the approved limit structure, in accordance with the Group's declared risk tolerance.

Among the main liquidity indicators, Nu uses:

•	Short-Term liquidity ratio: the Group uses an internal methodology which measures whether it holds sufficient high quality liquid assets to cover short term (unexpected) outflows in a severe stress scenario.
•	Funding ratios and gaps: to ensure long term balance sheet stability, the Group establishes conservative limits for the ratios and cumulative gaps (the value difference) between assets and liabilities in all future maturity buckets, using expected behavioral maturities, calculated with historical internal data.

The Group has a detailed Contingency Funding Plan for each entity, outlining management actions that must be taken in response to a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	03/31/2026				12/31/2025
Funding sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	32,687,602	155,897	32,843,499	86%	31,869,219	135,606	32,004,825	87%
Borrowings and financing	2,689,328	1,814,913	4,504,241	12%	2,525,443	1,872,773	4,398,216	12%
Bank certificate of deposit (CDB)	415,344	208,621	623,965	2%	363,783	104,151	467,934	1%
Total	35,792,274	2,179,431	37,971,705	100%	34,758,445	2,112,530	36,870,975	100%
(i)	Considering the earliest date the customer can redeem, which is the worst-case scenario from the perspective of the Group. For liquidity risk management, Nu considers a run-off scenario, according to historical customer behavior.

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Maturities of financial assets and liabilities

The table below summarizes the Group’s financial assets contractual cash flows and their contractual maturities:

	03/31/2026
		Contractual cash flow by maturity
	Carrying amount	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months	Total

Financial assets
Credit card receivables (i)	20,187,218	8,358,087	7,072,676	6,137,439	293,664	21,861,866
Securities	15,896,699	1,097,933	981,093	4,192,267	11,037,084	17,308,377
Compulsory and other deposits at central banks	9,195,997	9,195,997	-	-	-	9,195,997
Cash and cash equivalents	13,920,432	13,920,432	-	-	-	13,920,432
Loans to customers (i)	10,968,766	1,292,545	2,366,229	6,264,231	6,546,418	16,469,423
Other receivables	829,192	226,667	313,698	302,354	-	842,719
Other assets	131,873	131,873	-	-	-	131,873
Total financial assets	71,130,177	34,223,534	10,733,696	16,896,291	17,877,166	79,730,687
(i)	The contractual cash flows for credit card receivables and loans to customers consider only operations that are not overdue.

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	03/31/2026
		Contractual cash flow by maturity
	Carrying amount	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months	Total (iii)

Financial liabilities
Derivatives	345,443	287,489	6,035	97,330	-	390,854
Obligations for quotas of investment funds (iv)	25,422	25,422	-	-	-	25,422
Repurchase agreements	1,248,357	3,102,295	253,982	-	-	3,356,277
Deposits from customers (i)	8,953,491	7,460,516	740,799	664,177	87,999	8,953,491
Bank receipt of deposits (RDB) (ii)	32,843,499	32,004,242	454,382	1,109,645	342,425	33,910,694
Bank certificate of deposit (CDB)	623,965	30,645	66,906	343,088	261,624	702,263
Payables to credit card network	14,339,365	6,123,936	4,091,447	3,875,743	245,125	14,336,251
Borrowings and financing	4,504,241	134,660	409,298	2,259,393	2,275,420	5,078,771
Total financial liabilities	62,883,783	49,169,205	6,022,849	8,349,376	3,212,593	66,754,023
(i)	In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$96,516 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of March 31, 2026 (US$93,955 as of December 31, 2025).
(ii)	Considering the earliest date in which the customer can withdraw the deposit.
(iii)	The total was projected considering the exchange rate of Brazilian reais, Mexican and Colombian pesos to US$ as of March 31, 2026.
(iv)	Includes the units held by non-controlling interests in investment funds that are more likely to be redeemed in the short term and can be redeemed at any time.

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers reach their limits, the expected duration of the credit card receivables is shorter than the duration of the payables to network.

In view of the asset allocation profile presented above, the Group establishes a funding plan with the aim of maintaining a healthy financial position in the short and long term. The main source of funding is the deposit franchise (Deposits in electronic money and Bank receipt of deposits), which the Group aims to match with a liquidity cushion on the asset side. Securities are mainly composed of Government Bonds, which may have longer maturities, as demonstrated in the table above, but are traded in a market that has historically had high liquidity.

Additionally, despite being contractually redeemable in the short term, the Group considers deposits balance to be a growing financing instrument, used alongside other debt issuances to guarantee a proper mix of funding sources.

The Group monitors and utilizes this information as part of its mechanism for managing liquidity risk.

Market risk and Interest Rate Risk in the Banking Book (IRRBB)

The table below presents the Value at Risk (“VaR”) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil, VaR is calculated only for the Trading Book, while in Mexico it is presented for the Available for Sale portfolio, in line with regulation and portfolio management strategies.

VaR	03/31/2026	12/31/2025

Nu Prudential Conglomerate - Brazil	17	13
Nu Holdings (i)	2,095	576
Nu Mexico Financiera	73	145
(i)	Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

The following analysis presents the Group's whole Financial Position sensitivity of the fair value to an increase of 1 basis point (“bp”) (“DV01”) in the Brazilian risk-free curve, Brazilian National Wide Consumer Price Index (“IPCA”) coupon curve, US risk-free curve, Mexican risk-free curve and Turkish risk-free curve, assuming a parallel shift and a constant financial position:

DV01	03/31/2026	12/31/2025

Brazilian risk-free curve	(653)	(766)
Turkish risk-free curve	(131)	(147)
US risk-free curve	95	(33)
Mexican risk-free curve	(90)	(42)
Colombia risk-free curve	(287)	(257)

70

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian real and the Mexican and Colombian pesos. At the Nu Holdings level, net investment hedge is adopted only for a portion of the investments in Brazilian companies.

Expenses in other currencies (US$ and EUR) are hedged within a hedge accounting framework, but other economic hedge relationships exist and are governed by an FX residual exposure framework within the market risk management structure. A non-exhaustive list comprises loans, bonds, cash accounts, and time deposits in other currencies than the functional currency of each entity, and the total exposure is always kept within the tolerance level defined by the Group on this instance.

As of March 31, 2026 and December 31, 2025, none of the entities of the Group had significant unhedged FX exposures in currencies other than their respective functional currencies.

33. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process. Accordingly, future requirements of regulatory capital are assessed based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

The Company is not subject to specific regulatory capital requirements; however, the regulated subsidiaries in each country must comply with local rules. The capital adequacy of the regulated subsidiaries are detailed below.

a) Nu Prudential Conglomerate in Brazil

Brazil's Central Bank (“BCB”) defines a prudential conglomerate as a set of entities in which one regulated entity controls other regulated companies or investment funds. A conglomerate is classified as Type 3 when the lead entity — the one at the top of the ownership structure — is a Payment Institution, as is the case for Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

•	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
•	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
•	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

71

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

As a Type 3 prudential conglomerate, Nu Pagamentos is subject to the capital adequacy requirements established by the BCB on a consolidated basis. The Group is in full compliance with all applicable prudential capital rules.

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (“CAR”) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	03/31/2026	12/31/2025

Regulatory Capital	5,056,407	5,159,443
Tier I	4,276,411	4,472,543
Common equity capital	3,775,105	4,045,444
Additional	501,306	427,099
Tier II	779,996	686,900

Risk weighted assets (RWA)	33,486,264	31,141,647
Credit risk (RWA CPAD)	25,730,607	22,364,039
Market risk (RWA MPAD)	1,225,820	1,196,138
Operational risk (RWA OPAD)	4,762,275	5,941,247
Payment services risk (RWA SP)	1,767,562	1,640,223

Minimum capital required	3,516,058	3,269,873

Excess margin	1,519,907	1,889,570

CET1 ratio	11.3%	13.0%
Tier 1 ratio	12.8%	14.4%
CAR	15.1%	16.6%

b) Nu Mexico Financiera

As of March 31, 2026, regulatory capital was US$440,306 (US$402,002 as of December 31, 2025). This translated into a Capital ratio of 16.4% (15.4% as of December 31, 2025), above the 10.5% minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO").

c) Nu Colombia

As of March 31, 2026, regulatory capital was US$159,652 (US$131,965 as of December 31, 2025). This translated into a Capital ratio of 17.9% (16.9% as of December 31, 2025), above the 10.5% minimum required for credit institutions in Colombia.

72

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2026

34. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of income and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of income and other comprehensive income as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)		Non-current assets (ii)
	Three-month period ended
	03/31/2026	03/31/2025	03/31/2026	12/31/2025

Brazil	3,586,566	2,339,688	943,015	852,770
Mexico	289,026	147,113	65,085	60,303
Other countries	76,747	58,375	176,655	147,761
Total	3,952,339	2,545,176	1,184,755	1,060,834
(i)	Includes interest income (credit card, loan and other receivables), credit and prepaid card income, late fees, insurance commission and other fees and commission income.
(ii)	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the three-month period ended March 31, 2026 and 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  May 12, 2026